SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                           SOFTKEY INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    98136310
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Stanley J. Gradowski
                               Vice President and
                                    Secretary
                                 Tribune Company
                            435 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 222-9100
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                                December 28, 1995
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7):

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No.  98136310                    13D                    Page 2  of 5 Pages






1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Tribune Company       IRS No. 36-1880355

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|

3             SEC USE ONLY

4             SOURCE OF FUNDS
              WC, OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          |_|

6             CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                                            7       SOLE VOTING POWER*
              NUMBER OF
                                                    7,882,885
                SHARES
                                            8       SHARED VOTING POWER
             BENEFICIALLY
                                                    0
               OWNED BY
                                            9       SOLE DISPOSITIVE POWER*
                 EACH
                                                    7,882,885
              REPORTING
                                            10      SHARED DISPOSITIVE POWER
             PERSON WITH
                                                    0


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

              7,882,885

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.9%

     14       TYPE OF REPORTING PERSON

              CO

        * The beneficial ownership numbers disclosed herein assume the conversion into common stock of SoftKey International Inc. (the "Company") of all of the Company's 5 1/2% Senior Convertible/Exchangeable Notes due 2000 (the "Notes") held by Tribune Company. Conversion of the Notes, however, is subject to the applicable waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

CUSIP No.  98136310                  13D                      Page 3  of 5 Pages





                  This Amendment No. 1 to the Schedule 13D of Tribune Company, a Delaware corporation ("Tribune"), amends and supplements Tribune's original
Schedule 13D filed on December 28, 1995 (the "Schedule 13D") relating to the common stock of SoftKey International Inc., a Delaware corporation. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

Item 1.           Security and Issuer.

                  Item 1 is supplemented and amended to read in its entirety as follows:

                  "The title and class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of SoftKey International Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at One Athenaeum Street, Cambridge, Massachusetts 02142."


Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby supplemented and amended to add the following:

                  "The information set forth under Item 6 is hereby incorporated herein by reference.

                  On December 28, 1995, Tribune and the Company consummated the Mergers contemplated by the Plan of Merger. Pursuant to the Plan of Merger, on December 28, 1995, Tribune received, as the Merger consideration, an aggregate of 4,465,661 shares of Common Stock. In addition, Tribune received 587,036 shares of Common Stock in partial satisfaction of certain intercompany debt of Compton's NewMedia, Inc."


Item 4.           Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby supplemented and amended to add the following:

                  "The information set forth under Item 6 is hereby incorporated herein by reference.

                  On December 28, 1995, Tribune and the Company consummated the Mergers contemplated by the Plan of Merger. Pursuant to the Plan of Merger, on December 28, 1995, Tribune received, as the Merger consideration, an aggregate of 4,465,661 shares of Common Stock. In addition, Tribune received 587,036 shares of Common Stock in partial satisfaction of certain intercompany debt of Compton's NewMedia, Inc. Tribune has acquired all of these shares for investment purposes."


Item 5.           Interest in Securities of the Issuer.

                  Item 5(a), (b) and (c) of the Schedule 13D is hereby supplemented and amended to add the following:

                  "The information set forth under Item 6 is hereby incorporated herein by reference.

                  On December 28, 1995, Tribune and the Company consummated the Mergers contemplated by the Plan of Merger. Pursuant to the Plan of Merger, on December 28, 1995, Tribune received, as the Merger consideration, an aggregate of 4,465,661 shares of Common Stock. In addition, Tribune received 587,036 shares of Common Stock in partial satisfaction of certain intercompany debt of Compton's NewMedia, Inc. Assuming the conversion of all the Notes held by Tribune, or the exchange of such Notes into Preferred Stock followed by the conversion of such Preferred Stock, Tribune, as of the date hereof, has sole voting power and sole dispositive power over 7,882,885 shares of Common Stock. The shares of Common Stock beneficially owned by Tribune represent approximately 23.9% of the outstanding and fully converted shares (such percentage being calculated based on the representation of the Company to Tribune that on November 30,

CUSIP No.  98136310                  13D                      Page 4  of 5 Pages




1995 there were 25,152,779 shares of Common Stock issued and outstanding and the Company's issuance of 5,052,697 additional shares of Common Stock to Tribune pursuant to the transactions described herein)."

Item 6.           Contracts, Arrangement, Understanding or
         Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby supplemented and amended to add the following:

                  "In connection with the closing of the Mergers contemplated by the Plan of Merger, the Company issued to Tribune 587,036 shares of Common Stock in partial satisfaction of certain intercompany debt of Compton's NewMedia, Inc. The remainder of such intercompany debt was satisfied by the Company's issuance to Tribune of a one-year $3 million principal amount note. The Company may, at its option, repay such note in shares of Common Stock."

CUSIP No.  98136310                    13D                    Page 5  of 5 Pages





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 8, 1996


                                                     TRIBUNE COMPANY



                                                     By:  /s/ R. Mark Mallory
                                                          -------------------
                                                          R. Mark Mallory
                                                          Vice President and
                                                          Controller